UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-16091

POLYONE CORPORATION

(Exact name of registrant as specified in its charter)

PolyOne Center

33587 Walker Road

Avon Lake, Ohio 44012

Telephone: (440) 930-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.500% debentures, due 2015

(Title of each class of securities covered by this Form)

Common Shares, par value $.01 per share

7.375% senior notes, due 2020

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

7.500% debentures, due 2015 — 41 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, PolyOne Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

POLYONE CORPORATION

Date: February 6, 2013	By:	/s/ Lisa K. Kunkle
	Name:	Lisa K. Kunkle, Esq.
	Title:	Vice President, General Counsel and Secretary

[Signature Page to PolyOne Form 15]